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                                                 Filed by Zimmer Holdings, Inc.
                                                   Commission File No.001-16407
                          Pursuant to Rule 425 under the Securities Act of 1933


                                                Subject Company: Centerpulse AG
                                                   Commission File No.001-14654

On May 29, 2003, the following press release was issued.




                                                    FOR IMMEDIATE RELEASE

                ZIMMER DROPS TWO CONDITIONS TO CENTERPULSE OFFER

         CONDITIONS RELATED TO PRODUCT LIABILITY AND TAX ELIMINATED

WARSAW, INDIANA, MAY 29, 2003 - Zimmer Holdings, Inc. (NYSE: ZMH) today said it is notifying the Swiss Takeover Board that its proposed offer to acquire Centerpulse AG will no longer contain two of the conditions included in its May 20 pre-announcement. The conditions that have been eliminated relate to Centerpulse's product liability litigation (condition (g)(iii)) and confirmation that the Centerpulse transaction and the related acquisition of InCentive Capital AG will not trigger a corporate income tax liability in connection with Centerpulse's spin-off from Sulzer AG (condition (h)). Zimmer currently intends to formally launch the Centerpulse and InCentive offers on or about June 17, 2003.

Ray Elliott, Zimmer's Chairman, President and CEO, said: "We are pleased to have quickly removed these conditions to our offer to acquire Centerpulse. Our due diligence team is working expeditiously to review the information to which we have been given access so that we can proceed with the transaction. We appreciate the professionalism of the Centerpulse team as we conducted the due diligence necessary to eliminate these two important conditions and look forward to working with them to complete the transaction."

On May 20, 2003, Zimmer announced its intention to commence an offer for CHF 120 in cash and 3.68 Zimmer shares per Centerpulse registered share (including registered shares represented by Centerpulse American depositary shares). Zimmer also announced on May 20 its intention to commence a related offer for InCentive Capital AG, which beneficially holds 18.9% of the outstanding shares of Centerpulse.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements within safe harbor provisions of the Private Securities Litigation Reform Act of 1995 based on current expectations, estimates, forecasts and projections about the orthopaedics industry, management's beliefs and assumptions made by management. Forward-looking statements may be identified by the use of forward-looking terms such as "may," "will," "expects," "believes," "anticipates," "plans," "estimates," "projects," "targets," "forecasts," and "seeks" or the negative of such terms or other variations on such terms or comparable terminology. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to, price and product competition, rapid technological development, demographic changes, dependence on new product development, the mix of our products and services, supply and prices of raw materials and products, customer demand for our products and services, our ability to successfully integrate acquired companies, control of costs and expenses, our ability to form and implement alliances, international growth, U.S. and foreign government regulation, product liability and intellectual property litigation losses, reimbursement levels from third-party payors, general industry and market conditions and growth rates and general domestic and international economic conditions including interest rate
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and currency exchange rate fluctuations. In particular, forward-looking statements as to Zimmer's financial and business performance following the proposed acquisitions should be qualified by the limited due diligence Zimmer has performed on Centerpulse and the absence of due diligence on InCentive Capital, a significant shareholder of Centerpulse. For a further list and description of such risks and uncertainties, see the disclosure materials filed by Zimmer with the U.S. Securities and Exchange Commission. Zimmer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers of this document are cautioned not to place undue reliance on these forward-looking statements, since, while we believe the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this document.

This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. Any exchange offer will be made only through a registration statement and related materials. Zimmer and its directors, officers and other members of its management and employees also may be soliciting proxies from Zimmer stockholders in connection with the proposed exchange offers for shares of Centerpulse AG and InCentive Capital AG. Investors and security holders should note that the proposed exchange offers described in this press release have not been agreed to by Centerpulse or InCentive Capital and are subject to certain conditions. In connection with the proposed exchange offers, Zimmer has filed registration statements on Form S-4 (each containing a preliminary prospectus/offer to purchase) and a preliminary proxy statement on
Schedule 14A with the U.S. Securities and Exchange Commission and will submit Swiss offer prospectuses to the Swiss Takeover Board. Investors and security holders of Centerpulse, InCentive Capital and Zimmer are advised to read these disclosure materials (including other disclosure materials when they become available), because these materials contain important information. Investors and security holders may obtain a free copy of the disclosure materials and other documents filed by Zimmer with the U.S. Securities and Exchange Commission at the SEC's website at www.sec.gov. The disclosure materials and other documents of Zimmer may also be obtained from Zimmer upon request by directing such request to Sam Leno, Senior Vice President and CFO, 574-372-4790.

ABOUT ZIMMER HOLDINGS, INC.
Zimmer, based in Warsaw, Indiana, is a worldwide leader in the design, development, manufacture and marketing of reconstructive orthopaedic implants and trauma products. Orthopaedic reconstruction implants restore joint function lost due to disease or trauma in joints such as knees, hips, shoulders and elbows. Trauma products are devices used primarily to reattach or stabilize damaged bone and tissue to support the body's natural healing process. Zimmer manufactures and markets other products related to orthopaedic and general surgery. For the year 2002, the Company recorded worldwide revenues of $1.37 billion. Zimmer was founded in 1927 and has more than 3,600 employees worldwide.

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Contacts:

U.S.:    KEKST AND COMPANY
         Ruth Pachman/212-521-4891/ruth-pachman@kekst.com
         Mark Semer/212-521-4802/mark-semer@kekst.com
         Victoria Weld/212-521-4849/victoria-weld@kekst.com

SWITZERLAND:      HIRZEL. NEEF. SCHMID. KONSULENTEN
                  Aloys Hirzel/+41 43 344 42 49/a-hirzel@konsulenten.ch
                  Andreas Thommen/+41 43 344 42 49/a-thommen@konsulenten.ch

U.K.:    M COMMUNICATIONS
         Hugh Morrison/+44 207 153 1534/morrison@mcomgroup.com
         Nick Miles/ 44 207 153 1535/miles@mcomgroup.com